FOR IMMEDIATE RELEASE

For further information contact:

Marisol Fernández

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

MADECO S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE FOURTH QUARTER 2004

(Santiago, Chile, March 11th, 2005) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the quarter ended December 31st, 2004. All figures are expressed in Chilean pesos as of December 31st, 2004, US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$557.40) and UF1.00=Ch$17,317.05 as of December 31, 2004.

Madeco's Highlights

  The Company's revenues of 2004 amounted to Ch$324,035 million, an increase of 33,0% versus Ch$243,608 million generated in the same period last year. The Company's consolidated EBITDA in 2004 was Ch$35,961 million, an increase of 89,3% versus last year (Ch$18,992 million), primarily reflecting an improvement in the Wire and Cable and Brass Mills units during 2004.
  In 2004, the Company's net income totaled Ch$8,512 million, a turnaround as compared to the Ch$17,153 million loss registered in 2003. It is remarkable that Madeco obtained in the year 2004 net income after 5 consecutive years of losses.
  On December 15, was paid in advance the Series A bond (UF2.0 million) in order to reduce financial expenses. The prepayment was financed through the emission of a 7-year bond denominated Series D, for a total amount of UF1.8 million, and an interest ate of 5.0% (compared to 7.25% of interest of the Series A Bond).

Consolidated Income Statement Highlights (Exhibits 1 & 2)

Revenues: Revenues generated in 4Q04 totaled Ch$74,512 million, a 35.4% increase versus the same period last year, reflecting higher revenues in the Company's four business units, as a consequence of both, higher prices (+309.2%) and volume sales (+8.2%).

Gross Income and Gross Margin: Gross income amounted to Ch$9,818 million, a 72.2% increase compared to Ch$5,700 million registered last year. The increased results resulted from a better performance of the Wire and Cable and Brass Mills units, which were partially offset by a weaker performance of the Flexible Packaging and the Aluminum Profiles units. In addition, gross margin grew 2.8 percentage points, to 13.2% in 4Q04.

Operating Income and Operating Margin: The Company's operating income amounted to Ch$4,692 million, an improvement versus Ch$180 million generated last year. The stronger performance reflects increased commercial activity, improved productivity levels and the Company's efforts to maintain selling, general and administrative expenses at low levels. SG&A expenses decreased 7.2% (to Ch$5,126 million in 4Q04) and as a percentage of net sales decreased from 10.0% to 6.9%.

Non-Operating Results: The Company's non-operating loss in 4Q04 amounted to Ch$3,713 million versus Ch$10,355 million registered the same period last year.

  Price-level restatement and translation losses: in 4Q04 amounted to a Ch$10 million loss, compared to a Ch$136 million gain registered in 4Q03. In the fourth quarter 2004 the Company registered gains of Ch$298 million, Ch$165 million and Ch$45 million due to currency translation net of hedges from Brazil, Peru and Argentina, respectively.
  Other non-operating expenses: amounted to Ch$1,382 million in 4Q04 versus Ch$8,805 million in 4Q03. In 2004, non-operating expenses included primarily the depreciation expenses of assets in Argentina of Ch$915 million and the value adjustment of assets held for sale Ch$388 million.
  Net financial expenses: amounted to Ch$3,282 million in 4Q04, an increase compared to Ch$1,337 million registered last year, due mainly to the acceleration of the bond series A goodwill amortization which resulted in Ch$1,172 million.

Net Income: Net income before taxes in 4Q04 amounted to Ch$979 million, an improvement compared to a Ch$10,175 million loss obtained last year.

  The income tax in 4Q04 and 4Q03 amounted to Ch$1 million and Ch$656 million, respectively.
  The Company's minority interest primarily reflects the proportion of net income/loss corresponding to the minority shareholders of the Company's subsidiaries Alusa, Indeco and Indalum. The Company's minority interest loss in 4Q04 totaled Ch$200 million versus a Ch$714 million loss in 4Q03.

In conclusion, the Company's net income after taxes in 4Q04 amounted to Ch$778 million an improvement versus a Ch$11,492 million loss a year ago.

BUSINESS UNIT ANALYSIS (Exhibits 3 & 4)

The following discussion of the Company's four business units focuses on year-over-year performance for the fourth quarter period. The fourth quarter and the year 2004 results by business units are included in the exhibits following the text of this report.

Wire & Cable

Revenues of 4Q04 amounted to Ch$36,994 million, a 52.8% increase versus 2003 (in 4Q03 revenues totaled Ch$24,201), of which Ch$5,133 million were sales of copper rod and Ch$31,861 million were wire and cable products sales. The increase of net sales was partially offset by the negative effect of the Chilean peso revaluation against the US dollar and its effects on the results from foreign subsidiaries (the unit's revenues were reduced in Ch$12,506 million). The Company's revenues in 4Q04 have to include the effect of the Chilean peso revaluation of total revenues accumulated during 2004. In September 2004 revenues from foreign subsidiaries are converted using the closing exchange rate US$1.00 = Ch$608.9, in December 2004 total revenues are converted using US$1.00 = Ch$557.4.

COGS amounted to Ch$31,807 million in 4Q04, a 36.2% increase versus Ch$23,359 million registered last year. The effect of the Chilean peso revaluation during the 4Q04 was a decrease of Ch$10,955 million in COGS. In 4Q04, the wire and cable products registered COGS for a total of Ch$27,091 million, a 54.0% increase versus last year due mainly to the Company's higher volume sales (24.1%) and higher prices of the main raw materials. Gross margin of copper rod products went from -5.3% to 8.1% and gross margin of the wire and cable division grew 8.9 percentage points, from 6.1% to 15.0% in 4Q04.

SG&A expenses increased 66.3%, from Ch$1,752 million in 4Q03 to Ch$2,907 million in 4Q04. The SG&A expenses increase included the effect of the Chilean peso revaluation, that resulted in lower expenses of Ch$683 million. However, as a percentage of net sales, SG&A expenses increased only 0.7 percentage points, from 7.2% to 7.9% in 4Q04.

Operating income amounted to Ch$2,280 million in 4Q04 versus a Ch$894 million loss in 4Q03. During the 4Q04 the effect of the Chilean peso revaluation totaled a loss of Ch$868 million. The wire and cable business unit's operating margin increased from -3.7% to 6.2% in 4Q04.

The results by country are explained as followed:
  Chile: Total revenues amounted to Ch$8,520 million, a 74,0% versus 4Q03; the rise reflects a volume sales increase of 42.9%, due to higher investment of DGMs and the construction sector, as well as new investment in telecom. In 4Q04 COGS totaled Ch$7,666 million, a 34.1% increase compared to the same period last year. SG&A expenses were Ch$50 million in 4Q04 versus Ch$375 million last year, the decrease reflects lower uncollectible accounts and IT expenses, partially offset by severance indemnities.
  Brazil: Revenues in 4Q04 amounted to Ch71,913 million, a 37,5% increase versus Ch$52,317 million generated in 2003. Volume sales went up 20.0% as a result of higher copper prices and the economic growth. COGS in 4Q04 was Ch$67,584 million versus Ch$51,295 million in 4Q03 (+31.8%). SG&A expenses totaled Ch$5,979 million, a 36.1% increase versus Ch$4,394 million registered in 4Q03, due mainly to non-recurring charges recorded in December 2004.
  Argentina: Revenues were Ch$4,634 million in 4Q04, a 122.3% increase versus Ch$2,085 million generated last year. Volume increased by 80.1% due to the Company's efforts to recover its market share historical levels and the slowly increase in the country's demand. COGS totaled Ch$4,201 million in 4Q04, a 116.7% increase compared to US$1,935 million. SG&A expenses decreased 14.1% in 4Q04 versus the previous year, totaling Ch$323 million.
  Peru: Revenues generated in 4Q04 were Ch$33,603 million, a 46.6% increase versus the previous year. The growth in volume sales (13.5%) reflects higher local sales of copper thermo-stable, building wire and other plastics. COGS totaled Ch27,925 million, 41.6% higher versus the previous year. SG&A expenses in 4Q04 were Ch$1,990 million, a 7.6% increase.

Foreign subsidiaries in US$:
    Brazil: Revenues in 4Q04 amounted to US$37.6 million, a 71,0% increase versus US$22.0 million generated in 2003. COGS in 4Q04 was US$34.2 million versus US$22.0 million in 4Q03 (+55,0%). SG&A expenses totaled US$4.1 million, a 79.4% increase versus US$2.3 million registered in 4Q03.
    Argentina: Revenues were US$2.4 million in 4Q04, a 187.7% increase versus US$0.8 million generated last year. COGS totaled US$2.1 million in 4Q04, a 115.4% increase compared to US$1.0 million. SG&A expenses decreased 2.3% in 4Q04 versus the previous year, totaling US$0.2 million.
    Peru: Revenues generated in 4Q04 were US$15.9 million, a 47.2% increase versus the previous year. COGS totaled US$13.2 million, 44.4% higher versus the previous year. SG&A expenses in 4Q04 were US$1.0 million, a 31.7% increase.

Brass Mills

Revenues in 4Q04 amounted to Ch$18,831 million, a 37.9% increase compared to Ch$13,654 million generated in 4Q03. The revenue increase reflects higher volume sales (+3.1%) and an increase in average prices to reflect raw material price increases, partially offset by the effect of the Chilean peso revaluation (Ch$464 million). In Chile, volume sales went 15.3% up as a result of higher sales of copper sheets to Europe as well as an increase in sales of aluminum sheets sold to the local market. In Argentina, volume sales decreased 13.7% reflecting increasing stock levels of distributors in 2003. In addition, volume sales of coin blank decreased 77.3% versus 4Q03 as a consequence of delays in bidding processes after the resolution of several central banks to wait for lower raw material prices.

COGS totaled Ch$16,921 million in 4Q04 a 30.6% increase compared to Ch$12,957 million due mainly to higher volume sales, increased price of raw materials in Chilean peso terms and the revaluation of the Chilean peso against the US dollar (Ch$404 million).

SG&A expenses were Ch$434 million in 4Q04, a 71.6% decrease versus Ch$1.529 million registered last year. The SG&A decrease was the consequence of lower uncollectible accounts and IT expenses, partially offset by higher indemnities and the effect of the Chilean peso revaluation (Ch$15 million).

Operating income went from a loss of Ch$832 million in 4Q03 to a gain of Ch$1,476 million in 4Q04. The effect of the Chilean peso revaluation in 4Q04 was a loss of Ch$46 million. Operating margin in 4Q04 was 7.8% versus -6.1% in 4Q03.

Flexible Packaging

Revenues for 4Q04 were Ch$11,088 million in 4Q04 a 13.9% increase versus the same period last year (Ch$9,732 million). The increases were partially offset by the effect of the Chilean peso revaluation that resulted in losses of Ch$931 million.

COGS increased by 27.1%, from Ch$7,825 million to Ch$9,949 million due mainly to higher volume sales, the effect of the Chilean peso revaluation (Ch$801 million) and an increase in raw material costs during this quarter, which were partially offset by productivity improvements.

SG&A expenses totaled Ch$880 million in 4Q04, a 0.8% increase versus last year, and the effect of the Chilean peso revaluation in 4Q04 was higher expenses of Ch$55 million.

Operating income decreased (-75.0%), from Ch$1,034 million in 4Q03 to Ch$259 million in 4Q04, which included the effect of the Chilean peso revaluation (Ch$75 million loss). Operating margin decrease 8.3 percentage points, from 10.6% to 2.3%.
  Chile: Total revenues amounted to Ch$8,330 million, a 3.3% versus 4Q03; the rise reflects a volume sales increase of 13.4%, which was offset by lower prices. In 4Q04 COGS totaled Ch$7,496 million, a 14.8% increase compared to the same period last year. SG&A expenses were Ch$619 million in 4Q04 versus Ch$592 million last year.
  Argentina: Revenues in 4Q04 amounted to Ch$11,726 million, an 11.3% increase versus Ch$10,537 million generated in 2003; volume sales went up 45.0% versus the previous year. COGS in 4Q04 was Ch$10,113 million versus Ch$8,994 million in 4Q03 (+12.4%). SG&A expenses totaled Ch$674 million, a 4.5% decrease versus Ch$706 million registered in 4Q03.

Foreign subsidiary in US$:
    Argentina: Revenues in 4Q04 amounted to US$6.4 million, a 52.6% increase versus US$4.2 million generated in 2003. COGS in 4Q04 was US$5.6 million versus US$3.4 million in 4Q03 (+66.5%). SG&A expenses totaled US$0.33 million, a 2.2% increase versus US$0.32 million registered in 4Q03.

Aluminum Profiles

Net sales in 4Q04 were Ch$7,599 million, a 2.2% increase versus Ch$7,438 million generated last year. The revenue increase reflects higher volume sales of 6.4% due mainly to sales to DGMs, partially offset by lower prices due to increase competitiveness of imported products.

COGS totaled Ch$6,017 million in 4Q04 a 15.7% increase versus the same period last year, due mainly to higher aluminum prices in Chilean peso terms as well as higher volume sales.

SG&A expenses amounted to Ch$905 million in 4Q04, a 33.8% decline versus the previous year (Ch$1,367 million) as a consequence of organizational restructuring of last year and lower marketing expenses.

Operating income totaled Ch$677 million in 4Q04 and Ch$871 million in 4Q03.

BALANCE SHEET ANALYSIS (EXHIBIT 7)

Assets: Total assets of the Company as of December 31, 2004, amounted to Ch$342,910 million, a 5.4% decrease versus last year. The main differences were:

  Current assets amounted to Ch$151,258 million, a 1.6% increase versus December 2003. The rise was due in great part to higher inventories (+31.0%) and higher accounts receivable (+19.3%) after the increased sales activity and the growth of copper prices. The aforementioned was partially offset by lower time deposits (-81.8%) and other current assets (-35.6%) after the use of available resources to reduce liabilities and lower fixed assets held for sale registered in the short term.
  Fixed assets totaled Ch$150,267 million in December 2004, a 10.4% drop versus the same period last year, as a consequence of the effect of the Chilean peso revaluation in the assets held in US$ dollars and the depreciation of the period.
  Other assets were Ch$41,385 million in December 2004, an 11.5% decline versus December 2003. The other assets reduction includes the decline in the value of investments and the goodwill amortizations of the period (-14.8%). In addition, long-term deferred taxes dropped (-87,1%) due to the re-allocation in the short-term of taxes after the estimation results improvement for the 2005 period in the Brazilian subsidiary.

Liabilities: Total liabilities of the Company as of December 31, 2004 were Ch$174,066 million, a 13.4% decrease versus the same period last year. The primary differences were:

  Bank Debt totaled Ch$87,994 million, a decline of about 3.6% versus December 2003. The decrease in banks debt reflects lower liabilities in the Company's subsidiaries expressed in Chilean peso terms.
  Bonds were Ch$31,260 million in December 2004, a 47.0% due to payments on May 1, 2004 (the series C Bond, principal of UF1,377,000 and interest of UF42, 045) and the payment made on June 15, 2004 of the series A Bond (principal of UF91,719 and interest of UF74,559). In addition, on December 15, was paid in advance the Series A bond (UF2.0 million) in order to reduce financial expenses. The prepayment was financed through the emission of a 7-year bond denominated Series D, for a total amount of UF1.8 million, and an interest ate of 5.0% (compared to 7.25% of interest of the Series A Bond).

Shareholders' Equity: Total Shareholders' Equity was Ch$158,513 million as of December 2004, a 4.8% increase versus December 2003. The main differences were:

  Paid-in capital amounted to Ch$198,493 million by December 2004, a 3.0% raise versus last year. On July 1st, 2004, the Company sold in a public bid a total of 139 million shares and on October 29, subscribed and paid 182 million shares; Madeco roughly received Ch$10,525 million (Ch$5.780 million registered in paid-in capital and Ch$4.746 million in share-premium).
  Share-premium was Ch$38,459 million, a 12,3% increase versus last year due to the higher price obtained in the share issuance.
  Other reserves decreased 51.8% in December 2004 versus 2003 reaching Ch$10,517 million, due to the revaluation of the Chilean peso between both periods and its impact on equity according to the application of Technical Bulletin No64 in connection with investments abroad.
  Retained earnings were a Ch$88,955 million loss in December 2004, an 8.7% decrease versus last year; the retained loss decrease reflects the Company's income in the 2004 period (Ch$8,512 million).

***************

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.